Stephen R. Stone	Direct Dial: 404-881-4688	E-mail: steve.stone@alston.com

March 18, 2009

Via Overnight Delivery and EDGAR Filing

Ms. Kate McHale

The United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crescent Banking Company Preliminary Proxy Statement on Schedule 14A Filed February 12, 2009 File No. 000-20251

Dear Ms. McHale:

On behalf of our client, Crescent Banking Company (the “Company”), we are responding to your comment letter dated February 19, 2009 relating to the Preliminary Proxy Statement on Schedule 14A filed by the Company on February 12, 2009 (the “Preliminary Proxy”). On March 18, 2009, the Company filed Amendment No. 1 to the Preliminary Proxy (“Amendment No. 1”). In light of the revised proposals contained in Amendment No. 1, we believe that many of the Staff’s comments are no longer applicable, as the proposals with respect to the Company’s private placement of preferred stock its application to participate in the Capital Purchas Program administered by the United States Department of the Treasury under the Troubled Asset Relief Program have been removed. For your convenience, we have set forth below each of your comments followed by the relevant response, which, in many cases, is “not applicable.”

Introduction to Proposals to be Voted On, page 4

1.	Comment: Please discuss the rights, preferences and other material terms of the preferred stock to be issued in the Capital Purchase Program as compared to those of the convertible preferred stock to be issued in the private placement.

Response: Not applicable.

2.	Comment: Please disclose any specific plans or contracts that you may need to be modified in order to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response: Not applicable.

Proposal 1: Amendment of Section 2.1 of the Articles of Incorporation to Authorize Additional Shares of Common Stock, page 10

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Crescent Banking Company

March 18, 2009

3.	Comment: We note your general statement on page 11 regarding the dilutive effect an issuance of additional shares of common stock could have on existing shareholders. However, please revise your disclosure to specifically discuss the dilutive effect of the warrants and the convertible preferred stock you propose to issue in the contemplated transactions.

Response: Not applicable.

Pro Forma Financial Information, page 14

General

4.	Comment: Please revise your disclosure to separately present the pro forma adjustments made as a result of the issuance of the Series B preferred stock and the Capital Purchase Program preferred shares together with the related common stock warrants. Please present the adjustments of each issuance in a separate column so an investor may understand the individual effects each issuance will have on your operating results. Refer to Instruction 6 of Article 11-02(b).

Response: Not applicable.

Balance Sheet, page 15

5.	Comment: Please revise the pro forma balance sheet disclosures to show all major categories of assets, liabilities and shareholder’s equity. In addition, each line item that is materially affected should be separately broken out. Refer to Article 11-02(b)(3).

Response: Not applicable.

6.	Comment: We note you utilize a discount rate of 9.73% for the preferred stock issued related to the Capital Purchase Program. Please tell us how you concluded that a discount rate of 9.73% is commensurate with what you could currently receive in the open marketplace.

Response: Not applicable.

7.	Comment: Please revise to disclose why a five year period is the appropriate timeframe over which to amortize the discount related to the Capital Purchase Program preferred shares (i.e. because it is the assumed effective life of the stock).

Response: Not applicable.

8.	Comment: We note that you assumed that you will utilize a portion of the proceeds to fund loan growth. Please limit your assumptions to those items that are factually supportable.

Response: Not applicable.

Crescent Banking Company

March 18, 2009

9.	Comment: Please clarify your disclosure in the 4th bullet point to this table. Please tell us how you concluded that the value of the warrants should be recorded at 15% of the exercise price.

Response: Not applicable.

Income Statement for the Period Ended December 31, 2007, page 16

Income Statement for the Period Ended September 30, 2008, page 17

10.	Comment: Please revise to disclose the assumption used to calculate the pro forma adjustment to your income tax expense.

Response: Not applicable.

11.	Comment: Please revise to disclose the assumed interest rate used to calculate the adjustment to your interest income.

Response: Not applicable.

12.	Comment: Please tell us how you have considered the dividends paid on the preferred stock related to the Capital Purchase Program and the Series B preferred stock in your pro forma basic and diluted earnings per share disclosure.

Response: Not applicable.

13.	Comment: Please revise to separately disclose the dividends accrued at the contractual rate of the preferred stock from the amounts attributable to the amortization of the discount.

Response: Not applicable.

14.	Comment: Please revise to disclose the effective yield of the preferred stock related to the Capital Purchase Program.

Response: Not applicable.

General Information, page 21

15.	Comment: Please revise the “Where You Can Find More Information” section to incorporate by reference only the information that is permitted to be incorporated by reference in a proxy statement on Schedule 14A. If necessary, revise the remainder of your filing to include any previously omitted information. See Note D and Item 13(b) to Schedule 14.A.

Response: This section has been removed as the information called for under Item 13 of Schedule 14A is no longer required.

Crescent Banking Company

March 18, 2009

16.	Comment: If the company does not satisfy the requirements of Item 13(b)(1) of Schedule 14A, please include a statement in the filing confirming that the company is delivering any information that is incorporated by reference to security holders with the proxy statement in accordance with hem 13(b)(2).

Response: The information called for under Item 13 of Schedule 14A is no longer required.

In connection with responding to your comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (404) 881-4688 at any time if you have any questions. Your help is most appreciated.

Sincerely,

/s/ Stephen R. Stone

Stephen R. Stone

Enclosures

cc:	J. Donald Boggus, Jr.

Leland W. Brantley, Jr.

Mark C. Kanaly